UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Medidata Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

58471A 105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 58471A 105	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Glen M. de Vries
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,398,346 (a)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,298,770 (b)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,398,346 (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(c)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	This amount includes (i) options to purchase 52,401 shares of common stock that are currently exercisable or will become exercisable within 60 days of December 31, 2010 and (ii) 99,576 shares of unvested restricted stock.
(b)	This amount excludes 99,576 shares of unvested restricted stock over which Mr. de Vries has sole voting but not dispositive power.
(c)	This percentage calculation is based on 24,095,512 outstanding shares of common stock as of December 31, 2010 and assumes that options to purchase 52,401 shares have been exercised.

CUSIP No. 58471A 105	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:
Medidata Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
79 Fifth Avenue, 8th Floor, New York, New York 10003

Item 2.

(a)	Name of Person Filing:
Glen M. de Vries

(b)	Address of Principal Business Office or, if None, Residence:
79 Fifth Avenue, 8th Floor, New York, New York 10003

(c)	Citizenship:
United States

(d)	Title of Class of Securities:
Common Stock, $0.01 par value

(e)	CUSIP Number:
58471A 105

CUSIP No. 58471A 105	SCHEDULE 13G	Page 4 of 6 Pages

Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.

(a)	Amount beneficially owned: 1,398,346 (See Footnote (a), Page 2)

(b)	Percent of class: 5.8% (See Footnote (c), Page 2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,398,346 (See Footnote (a), Page 2)

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,298,770 (See Footnote (b), Page 2)

(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No. 58471A 105	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

/s/ GLEN M. DE VRIES
Glen M. de Vries

Page 6 of 6 Pages